August 16, 2010

Craig R. Smith
Owens & Minor, Inc.
9120 Lockwood Boulevard
Mechanicsville, VA 23116

> **Re: Owens & Minor, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 1-09810**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 24

1. In future filings, in addressing the effectiveness of the company's disclosure controls and procedures, either include the complete definition as set forth in Rule 13a-15e of the Securities Exchange Act or remove the following limitation:

   > … in timely alerting them to material information relating to the company required to be included in the Company's periodic SEC filings.

   Please confirm that you will comply with this comment in future periodic reports.

Schedule 14A

Executive Compensation, page 22

2. We note that you have not included any disclosure in response to Item 402(s) of
    Regulation S-K. Please advise us of the basis for your conclusion that disclosure is
    not necessary and describe the process you undertook to reach that conclusion.

Form 8-K filed June 10, 2010

Exhibits

3. Please refile Exhibit 4.1 to 8-K, filed June 10, 2010 in order to provide signatures.
    Please see Instruction 1 to Item 601 of Regulation S-K.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filings include all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

        the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

        staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

        the company may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United
        States.

In addition, please be advised that the Division of Enforcement has access to all information
you provide to the staff of the Division of Corporation Finance in our review of your filings
or in response to our comments on your filings.

       Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 with any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Craig R. Smith
      Via facsimile to (804) 723-7101